

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Via E-mail
James M. Langrock
Executive Vice President and Chief Financial Officer
Monster Worldwide, Inc.
622 Third Avenue
New York, NY 10017

> **Re:    Monster Worldwide, Inc.**
> **Form 10-K**
> **Filed February 13, 2013**
> **File No. 001-34209**

Dear Mr. Langrock:

　　We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings.  Confirm in writing that you will do so and also explain to us how you intend to comply.  If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 17

1. We note the language "[a]side from the matters discussed below, no legal proceedings were commenced during the period covered by this report that the Company believes could reasonably be expected to have a material adverse impact on its financial condition, results of operations and cash flows."  Please confirm that the disclosed proceedings constitute all of the material pending legal proceedings, including those commenced before and after the period covered by this report.  Revise this language in future filings to clarify this matter.  Refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 21

Overview

2. Please consider expanding this section in subsequent periodic reports to provide a high level discussion of the factors management considers important to an understanding of your financial results and prospects. For example, you should discuss management's determination to explore strategic alternatives and the reasoning behind that determination. As another example, discuss the economic environment and how it impacts your business. Where you describe new ventures such as the launch of BeKnown, consider commenting on whether such ventures are in response to increased competition from untraditional competitors. If practicable, disclose the expected impact important actions will have on your financial results and condition. For example, we note that management quantified the financial impact expected from the November 2012 restructuring during your fiscal 2012 earnings call.

Financial Statements

6. Discontinued Operations, page 60

3. We note from the first page of Exhibit 99.1 of Form 8-K dated February 7, 2013 that you retained a 10% ownership interest in your Careers-China business unit. Tell us how you determined that the disposition of your Careers-China business unit met both criteria of ASC 205-20-45-1. Describe for us the terms of your continued ownership interest in this business unit. Address in particular how you applied the four-step process guidance of ASC 205-20-55-3 and the guidance about types of involvement that constitute significant involvement in a disposed component provide in ASC 205-20-55-15 through ASC 205-20-55-19.

Item 9A. Controls And Procedures, page 76

4. Confirm to us that management concluded that your disclosure controls and procedures were effective, and going forward, please make clear whether management concludes your disclosure controls and procedures are effective or ineffective, as opposed to "reasonably effective."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director